Manning Silverman
& Company
CERTIFIED PUBLIC ACCOUNTANTS

175 Olde Half Day Rd, Suite 290
Lincolnshire, IL 60069
P: (847) 459-8850
F: (847) 537-8954
www.manningsilverman.com

December 20, 2021

To the Board of Directors

TradeAuthority, LLC d/b/a Moxey and
Moxey New Orleans
4137 S. Sherwood Forest Blvd. Suite 120
New Orleans, Louisiana

We have audited the consolidated financial statements of TradeAuthority, LLC d/b/a Moxey and Moxey New Orleans (the "Company") for the years ended December 31, 2020 and 2019, and we will issue our report thereon dated December 20, 2021. Professional standards require that we provide you with information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audit. We have communicated such information in our engagement letter dated June 16, 2021. Professional standards also require that we communicate to you the following information related to our audit.

Significant Audit Matters

Qualitative Aspects of Accounting Practices

You are responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by TradeAuthority, LLC d/b/a Moxey and Moxey New Orleans are described in Note 2 to the consolidated financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2020. During 2019, the Company changed its method of accounting from the cash basis to the accrual basis of accounting and it adopted Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers* (Topic 606). We noted no transactions entered into by the Company during 2020 and 2019 for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the consolidated financial statements in the proper periods.

Accounting estimates are an integral part of the consolidated financial statements and are based on your knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the consolidated financial statements and because of the possibility that future events affecting them may differ significantly from those expected. The most sensitive estimates affecting the financial statements were:

- The allowance for bad debts, which is based on number of years' historical percentages
- The carrying value of goodwill, which is neither amortized over a specific number of years nor written down for any potential impairment

Certain consolidated financial statement disclosures are particularly sensitive because of their significance to consolidated financial statement users. The most sensitive disclosures affecting the consolidated financial statements were:

- Related party transactions
- Employment and consulting agreements
- Revenue based financing agreements

The consolidated financial statement disclosures are neutral, consistent, and clear.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all misstatements identified during the audit, other than those that are clearly trivial, and communicate them to the appropriate level of management. You have corrected all such misstatements.

Disagreements with Management

For purposes of this letter, a disagreement with management is a disagreement on a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the consolidated financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated December 20, 2021.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's consolidated financial statements or a determination of the type of auditor's opinion that may be expressed on those consolidated statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

The following describes our other audit findings and recommendations:

- We recommend that management analyze and write off any fully depreciated, unused fixed assets.
- We discovered employment contracts with informal agreements in place. We recommend that management implement formal, written agreements and/or amendments to those agreements for all employment agreements in the future.

- We discovered notes payable with informal agreements or amendments in place. We recommend that management ensure that all notes payable, whether with related parties or outside parties, have formal agreements in place for initial note agreements and/or amendments to those notes.
- We recommend that management analyze its internal financial statements to ensure that these are also in agreement with generally accepted accounting principles.
- We recommend that management maintain a formal and detailed documentation of internal controls and a written policies and procedures manual that is regularly updated.
- As both TradeAuthority LLC and Moxey New Orleans have shared management and multiple accounting procedures performed by one member of management, we recommend continued segregation of duties and monitoring as the Company grows.

Other Matters

As of March 2020, a pandemic coronavirus outbreak has hit both the United States and the world at large. A federal emergency has been declared. The effects of the coronavirus pandemic on future revenue flows and operations cannot be determined and is not reflected as part of the consolidated financial statements.

This information is intended solely for the use of the board members of TradeAuthority, LLC d/b/a Moxey and Moxey New Orleans and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

Manning Silverman & Company

Manning Silverman & Company
Certified Public Accountants
Lincolnshire, Illinois